Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

December 8, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  John Groff, Staff Attorney

Re:

MMAX Media, Inc.

Registration Statement on Form S-1
Filed October 14, 2011
File No. 333-173318

Dear Sirs:

On behalf of MMAX Media, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated November 2, 2011. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

Comment 1.

We note that you are registering a significant number of your outstanding shares for resale. Due to the significant number of shares being registered, the timing of the underlying private placements and the nature of the selling stockholders it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

Response:

The Company has removed in excess of 5,000,000 shares of common stock from the registration statement. The majority of the removed shares are held by the Company’s chief executive officer. The elimination of such shares reduces the number of outstanding shares of common stock being registered under this registration statement by approximately 20%. Furthermore, the actual number of outstanding

Securities and Exchange Commission

December 8, 2011

shares being registered is currently less than 45% of the issued and outstanding shares of common stock. In addition, of all the shares included in this registration statement, currently less than 18% are held by affiliates of the Company.

Comment 2.

Based upon the company’s nominal assets and lack of operations prior to the reverse merger, the company was considered a shell company.  Discuss the resulting restrictions imposed on you, including the unavailability of Rule 144 for resales of restricted securities until one year after you filed current Form 10 information with the Commission (October 14, 2012 - one year after the filing date of this registration statement).

Response:

The registration statement has been revised throughout, including revisions on page 1 and under “Market for Common Stock and Related Matters” to discuss restrictions imposed on the Company due to its being deemed as a “shell company” at certain periods prior to its merger with Hyperlocal Marketing LLC on March 16, 2011.

Prospectus Summary, page 1

Business Overview, page 1

Comment 3.

Reconcile the disclosure here and elsewhere in the prospectus that “[u]nder the terms of the merger agreement, the Hyperlocal members received 20,789,395 shares of MMAX common stock” with the disclosure under Note 9 to the condensed consolidated financial statements which indicates that you issued 638,602 convertible preferred shares and 12,403,374 common shares. We note that even taking into account the subsequent conversion of the convertible preferred shares at a ten to one ratio the total number of common shares distributed equates to 18,789,394 shares as opposed to 20,789,395 shares.

Response:

The text under “Business Overview” has been revised to clarify and reconcile capitalization numbers with footnote 9 to the unaudited financial statements.

Summary Financial Data, page 6

Comment 4.

We refer to the column labeled “Period From Inception (January 22, 2010) through December 31, 2010”. The financial information included in this column is inconsistent with the statement of operations for the same period on page F-17. Please revise.

Securities and Exchange Commission

December 8, 2011

Response:

The financial information under “Summary Financial Data” has been revised.

Comment 5.

Revise to include a column for the period from January 22, 2010 (inception) to June 30, 2011.

Response:

A column for the period from January 22, 2010 to September, 30, 2011, has been inserted under “Summary Financial Data”.

Risk Factors, page 7

Risks Related to Our Business and Industry, page 7

We may need additional capital, which if obtained…, page 8

Comment 6.

Revise this risk factor, which states that you may need additional capital, to align with the risk factor directly preceding, which states that you will need additional capital. Consider combining these risk factors as they highlight the same material risk.

Response:

The risk factors have been combined.

Our intellectual property rights are valuable…, page 10

Comment 7.

Clarify what, if any, intellectual property rights you enjoy in light of the fact that you have not applied for any patent or trademark protection. Revise as necessary to differentiate between interests in your technology and secrets as opposed to rights and to describe the efforts taken to protect your interests.

Response:

The risk factor has been revised to address intellectual property matters.

We will depend on the services of Edward Cespedes…, page 10

Comment 8.

You indicate that Mr. Cespedes is not required to dedicate all of his time and resources to the company. Quantify what percentage of his time you anticipate Mr. Cespedes will dedicate.

Response:

The risk factor has been revised to disclose that Mr. Cespedes currently dedicates substantially all of his time to the Company.

Securities and Exchange Commission

December 8, 2011

The shares are an illiquid investment and transferability of the Shares is subject to significant restriction, page 13

Comment 9.

Expand this discussion to address the restrictions imposed upon transferability as a result of the company previously being classified as a shell company.

Response:

A risk factor has been added to address the restrictions imposed upon the transferability of the Company’s common stock as a result of the Company previously being classified as a “shell” company.

Management’s Discussion And Analysis Or Plan Of Operation, page 17

Hyperlocal Business Overview, page 17

Comment 10.

Disclose who bears the burden of paying PayMeOn users for referral payments. Describe how you expect this feature to affect your operations. For example, if you will absorb the cost of paying for referrals, explain whether and how that burden puts you at an operating disadvantage as compared to more established social commerce companies who will not incur such expense. If instead, merchants offering products and services through PayMeOn will incur some or all of the referral costs, explain why merchants would choose to advertise through you as opposed to other marketers who do not require referral payments.

Response:

The business overview included under “Management’s Discussion and Analysis or Plan of Operations” has been revised to disclose the Company is responsible for paying PayMeOn users for referral payments and issues related thereto.

Hyperlocal Business Review, page 17

Comment 11.

Within this section you designate the terms “PayMeOn” and “social income” as trademarks. We note, however, the statement on page 10 that you “have not yet applied for any patent or trademark protection.” Please remove the trademark symbols or explain the legal basis for referring to them as such.

Response:

The trademark symbol has been removed from “PayMeOn”.  The Company has recently filed for trademark protection on “social income”.

Securities and Exchange Commission

December 8, 2011

Results of Operations, page 18

Comment 12.

For each period discussed quantify the revenues attributable to PayMeOn products and services and those attributable to Hyperlocal Mobile Marketing products and services.

Response:

“Results of Operations” has been revised to quantify the revenues attributable to PayMeOn products and services and those attributable to Hyperlocal Mobil Marketing products and services.

Comment 13.

Disclosure within the prospectus suggests that you anticipate increased marketing, sales and research and development costs. These increased costs constitute a known trend that you should discuss in detail. See Regulation S-K Item 303(a)(3)(ii). In this regard, we note that many companies operating in the social commerce space have forgone immediate profits and have incurred significant losses in an attempt to gain market share. Discuss whether you anticipate following that model and, if so, the effect it will have on your financials.

Response:

“Results of Operations” has been revised to discuss that the Company anticipates increases in marketing, sales and research and development costs to continue and such increases will likely cause the Company to suffer continued losses.

Liquidity and Capital Resources, page 19

Comment 14.

On page 20 you indicate that working capital is not sufficient to maintain current operations over the next twelve months. Quantify the funds you will require over the next 12 months and to the extent practical beyond. Account for expected increases in sales, marketing and research and development expenses in your estimates.

Response:

The liquidity and capital resources section has been revised to disclose anticipated minimum funds required to maintain operations through 2012.

Comment 15.

Further, please incorporate in your discussion specifically how you anticipate funding the $23,561 registration costs described in Item 25 on page II-1 since it would utilize a substantial amount of existing cash.

Response:

The Liquidity and Capital Resources section has been revised to indicate that the Company requires additional working capital to fund the anticipated costs of this registration statement.

Securities and Exchange Commission

December 8, 2011

Plan of Operations, page 20

Comment 16.

This section focuses entirely on your PayMeOn products.  If you intend to focus your efforts exclusively or to a great degree on PayMeOn products as opposed to Hyperlocal Mobile Marketing Platform products and services as described on page twenty two, make that clear here as well as in the Prospectus Summary.

Response:

The text has been revised to discuss the Company’s plan of operation for Hyperlocal products.

Comment 17.

Expand this section to fully discuss the steps involved in scaling your PayMeOn offerings.  Provide an expected timeline for accomplishing each step.

Response:

“Plan of Operations” has been expanded to fully discuss the steps involved in scaling the Company’s PayMeOn offerings and to provide an expected timeline for the steps.

Comment 18.

Update the statements regarding completing development of the PayMeOn products during the third quarter of 2011.

Response:

The statements have been updated through the third quarter of 2011.

Business, page 21

Marketing Opportunity, page 21

Comment 19.

Disclose what “industry sources” expect the market you compete in to grow to $115 billion by the end of 2012 and the basis for this belief. Please note that you are responsible for the veracity of all information in the prospectus. In this regard, we note your statement on page 8 that “some of the statistics referenced in this memorandum, have not been independently verified.”

Response:

The statements relating to “industry sources” have been removed.

The Hyperlocal Mobile Marketing Platform, page 22

Comment 20.

Revise this section to clearly explain the business conducted, namely text message based marketing. The revised section should clarify the material services offered explaining each with specificity. For example, you should explain how “premium keywords” relate to the services offered. Further, discuss how you monetize this business. Review of the Hyperlocal Marketing website indicates that you charge customers both a onetime set-up fee and a monthly subscription fee.

Securities and Exchange Commission

December 8, 2011

Response:

The section has been revised to more clearly disclose the Hyperlocal business.

PayMeOn, page 23

Comment 21.

Describe how you intend to generate revenue from your PayMeOn offerings. Clarify how your PayMeOn business will be integrated with your Hyperlocal Mobile Marketing Platform.

Response:

The disclosure has been revised to describe how the Company intends to generate revenues from PayMeOn and the integration of the Company’s products.

Comment 22.

Disclose whether you have written contracts with Adility and Copper Mobile and, if so, describe the material terms thereto and file the agreements as exhibits. See Regulation SK Item 601(b)(10). Explain how Copper Mobile stimulates downloads of your application and sales there from as well as what you mean by the Copper Mobile deal is “expected to launch by late in the fourth quarter of 2011.”

Response:

As the Copper Mobile relationship is no longer a material part of the Company’s business, the discussion has been deleted.  The section has been revised to disclose the terms of the Adility agreement and such agreement has been filed with the amended registration statement.

Management, page 25

Directors, page 25

Comment 23.

Reconcile the statement here that you have one board member with the statement under “Committees of the Board of Directors” that your board consists of two members.

Response:

The text under “Committees of the Board of Directors” has been revised to indicate that the board currently consists of one member.

Involvement in Certain Legal Proceedings, page 26

Comment 24.

Please note that Item 401(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 401(f) for your executive officers and directors.

Response:

No additional disclosure is required under Item 401(f) for the Company’s sole officer and director.  The text under “Involvement in Certain Legal Proceedings” has been revised to cover certain legal proceedings during the past ten years.

Securities and Exchange Commission

December 8, 2011

Executive Compensation, page 27

Comment 25.

Please explain why you accounted for the stock award denoted by footnote four to the summary compensation table within the “All Other Compensation” column as opposed to the “Stock Awards” column. Revise as necessary.

Response:

The equity issuance has been moved to the column for “Stock Awards”.

How Compensation for our Directors and Executive Officers was Determined, page 28

Comment 26.

Expand this section to discuss how the company determined the compensation to be paid to Mr. Cespedes under his employment agreement. We note that the employment agreement guarantees a minimum payment of $300,000 per year, while Mr. Cespedes is required to devote only part time to the company. We further note that the company is in the development stage and is not profitable. In addition, disclose the term of Mr. Cespedes’ agreement and how it may be extended.

Response:

The section has been expanded to discuss the Company’s basis for Mr. Cespedes’ compensation. Furthermore, the disclosure of Mr. Cespedes’ employment agreement has been revised to clarify that Mr. Cespedes is required to devote sufficient time to the Company to satisfactorily perform his duties. The Company does not view the employment agreement as “part time”. In addition, the disclosure has been revised to provide the term of Mr. Cespedes’ agreement and provision for extension.

Certain Relationships and Related Transactions, page 29

Comment 27.

If appropriate, revise to account for the outstanding loan from your officer disclosed on page F-13. See Regulation S-K Item 404(d). In addition, disclose how you currently evaluate and approve interested transactions in light of the fact that you have no disinterested members on your board.

Response:

The section has been revised to include the related party loans and to disclose how the Company currently evaluates and approves related party transactions.  In addition, the registration statement has been further revised to provide a risk factor covering the Company’s lack of independent directors.

Securities and Exchange Commission

December 8, 2011

Condensed Consolidated Financial Statements

Note 5. Acquisition, page F-10

Comment 28.

It appears to us that at the time of the acquisition MMAX was a shell company, as defined in Exchange Act Rule 12b-2; therefore, tell us why you have stepped up the assets of MMAX rather than accounting for this transaction as a recapitalization.

Response:

For accounting purposes the Company determined that MMAX did not qualify as a “shell” because it had assets beyond cash, which included distribution licenses and prepaid consulting expenses and has more than nominal operations as evidenced by the distribution agreement. Based on these facts, it was determined that for accounting purposes the transaction should be treated as a reverse merger rather than a recapitalization and the assets and liabilities of MMAX were recorded as fair value.

Part II  Information Not Required In Prospectus, page II-1

Exhibits, page II-6

Comment 29.

We note that exhibit 2.1 is neither filed nor incorporated by reference. We further note that you purport to incorporate exhibits 10.1 and 10.2 by reference, but neither of the filings referenced were filed on the dates indicated. Revise to correct. In addition, the amended articles of incorporation and the by-laws provided refer to Nevada Processing Solutions. If you have amended and/or restated these documents, please provide them as currently in effect.

Response:

The exhibit list has been revised to properly incorporate by reference certain exhibits. Furthermore, the amendment to the Company’s Articles of Incorporation reflecting its name change to MMAX Media Group and current bylaws have been added to the exhibit list.  The restated bylaws are included with this filing.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

cc:

MMAX Media, Inc.